FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	Material Event

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Juan Pedro Santa María
Name:	Juan Pedro Santa María
Title:	General Counsel

Date: October 4, 2011

Santiago, October 3, 2011

Mr.
Carlos Budnevich Le-Fort
Superintendent of Banks and
Financial Institutions

Ref: Material Event

Dear Superintendent,

In conformity with Articles 9 and 10 of the Law 18,045 and article 147 of Law 18,046, Banco Santander Chile informs that in the ordinary Board meeting held on September 29, 2011, the board approved the following technology contracts with related parties:

1) Datamart for control of DataWare House for Risks and Datamart for Teredata migration, both with Produban España.
2) Contract for the implementation of Safe Watch in Swift message system with Produban México.
3) Contract for functional support and analysis of operating systems with Geoban México.

The Board members Lucía Santa Cruz Sutil, Oscar von Chrismar Carvajal, Víctor Arbulú Crousillat, Marco Colodro Hadjes, Vittorio Corbo Lioi, Roberto Méndez Torres, Carlos Olivos Marchant and Lisandro Serrano Spoerer indicated that these related party contracts were necessary for the Bank, that the contracts were made at market prices, conditions and terms and in line with the favorable report issued by the Board’s Audit Committee.

Sincerely,

Claudio Melandri Hinojosa
CEO